UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 19)

Warner Bros. Discovery, Inc.

(Name of Subject Company (Issuer))

Prince Sub Inc.

(Offeror)

a direct wholly owned subsidiary of

Paramount Skydance Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Series A Common Stock, par value $0.01 per share

(Title of Class of Securities)

934423104

(CUSIP Number of Class of Securities)

Makan Delrahim

Chief Legal Officer

Paramount Skydance Corporation

1515 Broadway

New York, New York 10036

(212) 258-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Copies to:

Faiza J. Saeed Andrew J. Pitts C. Daniel Haaren Daniel J. Cerqueira Claudia J. Ricciardi Cravath, Swaine & Moore LLP Two Manhattan West 375 Ninth Avenue New York, New York 10001 (212) 474-1000	Ian Nussbaum Max Schleusener Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 19 to Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Amendment”) is filed by (i) Prince Sub Inc., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of Paramount Skydance Corporation, a Delaware corporation (“Paramount”), and (ii) Paramount, and amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 8, 2025 (together with any amendments and supplements thereto, the “Schedule TO”)  by the Purchaser and Paramount.

This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Series A Common Stock, par value $0.01 per share (the “Shares”), of Warner Bros. Discovery, Inc., a Delaware corporation (“Warner Bros.”), at $30.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on December 8, 2025, and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO filed with the SEC on December 8, 2025.

Except as otherwise set forth in this Amendment, the information in Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and 11

The Offer to Purchase, Letter of Transmittal and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The Offer Price to be paid in the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, may be increased if the Potential Merger has not closed by December 31, 2026 by an amount in cash equal to $0.00277778 multiplied by the number of calendar days elapsed after December 31, 2026 to (and including) the date of acceptance of the Shares (which, for the avoidance of doubt, shall not exceed $0.25 per 90 calendar day period) (the “Ticking Consideration”). Accordingly, all references to “$30.00” as the Offer Price in the Offer to Purchase are hereby amended and replaced with “$30.00 plus any applicable Ticking Consideration”.

2.	The Offer was scheduled to expire at 5:00 p.m., New York City time, on February 20, 2026. The Expiration Date of the Offer is extended until 5:00 p.m., New York City time, on March 2, 2026, unless further extended. As of February 9, 2026, 42,345,815 Shares had validly tendered in, and not withdrawn from, the Offer.

All references to the scheduled expiration of the Offer being “5:00 p.m., New York City time, on February 20, 2026” set forth in the Offer to Purchase or the Letter of Transmittal are hereby amended and replaced with “5:00 p.m., New York City time, on March 2, 2026.”

3.	The last two sentences of the second paragraph on the cover page of the Offer to Purchase are hereby deleted.

4.	The below paragraph is hereby inserted as a new third paragraph on the cover page of the Offer to Purchase:

On February 10, 2026, we sent the board of directors of Warner Bros. (the “Warner Bros. Board”) an updated proposal (the “February 10 Proposal”) containing the following terms: (i) a total aggregate consideration of $30.00 per Share in cash, which may be increased by an amount in cash equal to the Ticking Consideration, (ii) prepayment of the $2.8 billion termination fee payable by Warner Bros. to Netflix upon termination of the Netflix Merger Agreement, (iii) a backstop by Paramount of a debt exchange that relieves Warner Bros. of its contractual obligations to effect a refinancing of certain of its indebtedness and a provision providing that Paramount will reimburse Warner Bros. for the $1.5 billion fee payable in connection with a failure to execute such refinancing in the unlikely event that the exchange is not successful and the Potential Merger does not close, (iv) flexible debt refinancing interim operating covenants and solutions and (v) a commitment by Paramount to match any comparable interim operating covenants in the Netflix Merger Agreement. The February 10 Proposal further included a proposed merger agreement to be entered into between Paramount and Warner Bros. reflecting the terms of the February 10 Proposal (the “February 10 Paramount/Warner Bros. Merger Agreement”). We further amended this Offer on February 10, 2026 to reflect the terms contained in our February 10 Proposal by including the applicable Ticking Consideration and including, as Annex C hereto, the February 10 Paramount/Warner Bros. Merger Agreement and related equity and debt financing commitments (the Offer, on the terms and conditions contained in this Offer to Purchase as amended by Amendment No. 19 to the Schedule TO to which this Offer to Purchase forms a part, the “February 10 Offer”). “Ticking Consideration” means an amount in cash equal to $0.00277778 multiplied by the number of calendar days elapsed after December 31, 2026 to (and including) the date of acceptance of the Shares (which, for the avoidance of doubt, shall not exceed $0.25 per 90 calendar day period).

We believe the Prior Proposal, the December 8 Offer and the December 22 Offer were and continue to be, and the February 10 Proposal is, clearly superior to the more uncertain and complex transaction as contemplated by the Netflix Merger Agreement (the “Proposed Netflix Transaction”). We are making the Offer directly to Warner Bros. stockholders to enable them to take action to receive the superior value of the Offer.

5.	All references to the “December 22 Paramount/Warner Bros. Merger Agreement” with respect to the condition to the consummation of the Offer that Warner Bros. shall have entered into a definitive merger agreement with Paramount and the Purchaser are hereby replaced with references to the “February 10 Paramount/Warner Bros. Merger Agreement”, which references shall not contain any reference to changes required to reflect the completion of the Offer followed by a second-step merger under Section 251(h) of the DGCL.

6.	The statement “The December 22 Paramount/Warner Bros. Merger Agreement also contains other closing conditions to the Offer and the second-step merger” is hereby replaced with “The February 10 Paramount/Warner Bros. Merger Agreement also contains other closing conditions to the Offer and the second-step merger, and the satisfaction or waiver of the conditions in the February 10 Paramount/Warner Bros. Merger Agreement, other than those that, by their nature, can only be satisfied at the closing of the Potential Merger, is a condition to the Offer” in all instances.

7.	The conditions to the closing of the Offer are hereby amended by including the “Paramount/Warner Bros. Merger Agreement Closing Conditions Condition”, which shall require that the conditions to the Potential Merger contained within the February 10 Paramount/Warner Bros. Merger Agreement, other than the conditions that, by their nature, can only be satisfied at the closing of the Potential Merger, shall have been satisfied or waived by the party entitled to waive them, and making conforming changes throughout the body of the Offer to Purchase.

8.	The below questions in the section of the Offer to Purchase entitled “Summary Term Sheet” are hereby amended and restated in their entirety as follows:

What will I receive for my Shares?

You will receive $30.00 plus any applicable Ticking Consideration in cash, less any applicable withholding taxes and without interest, for each Share you validly tender and do not withdraw before the expiration of the Offer. Stockholders are encouraged to obtain current market quotations for the Shares prior to making any decision with respect to the Offer. “Ticking Consideration” means an amount in cash equal to $0.00277778 multiplied by the number of calendar days elapsed after December 31, 2026 to (and including) the date of acceptance of Shares (which, for the avoidance of doubt, shall not exceed $0.25 per 90 calendar day period).

Why is Paramount making the Offer?

On December 4, 2025, we submitted our Prior Proposal to acquire Warner Bros. for $30.00 per Share pursuant to the December 4 Paramount/Warner Bros. Merger Agreement and related equity and debt financing commitments. On December 8, 2025, we brought the Prior Proposal directly to Warner Bros. stockholders and the Warner Bros. Board through the filing of the December 8 Offer. Warner Bros. chose a financially inferior and more uncertain and complex transaction as contemplated by the Netflix Merger Agreement instead of our clearly superior Prior Proposal. In response to our clearly superior Offer, Warner Bros. amended the Netflix Merger Agreement on January 19, 2026 rather than engage with us with regards to the Offer. On February 10, 2026, we sent the Warner Bros. Board an updated proposal to acquire all of the outstanding shares containing the following terms: (i) a total aggregate consideration of $30 per Share in cash, which may be increased if the Potential Merger has not closed by December 31, 2026 by an amount in cash equal to $0.00277778 multiplied by the number of calendar days elapsed after December 31, 2026 to (and including) the date of acceptance of the Shares (which, for the avoidance of doubt, shall not exceed $0.25 per 90 calendar day period) (the “Ticking Consideration”), (ii) prepayment of the $2.8 billion termination fee payable by Warner Bros. to Netflix upon termination of the Netflix Merger Agreement, (iii) a backstop by Paramount of a debt exchange that relieves Warner Bros. of its contractual obligations to effect a refinancing of certain of its indebtedness and a provision providing that Paramount will reimburse Warner Bros. for the $1.5 billion fee payable in connection with a failure to execute such refinancing in the unlikely event that the exchange is not successful and the Potential Merger does not close, (iv) flexible debt refinancing interim operating covenants and solutions and (v) a commitment by Paramount to match any comparable interim operating covenants in the Netflix Merger Agreement. The February 10 Proposal further included a proposed merger agreement to be entered into between Paramount and Warner Bros. reflecting the terms of the February 10 Proposal (the “February 10 Paramount/Warner Bros. Merger Agreement”). The Warner Bros. Board has not yet responded to the February 10 Proposal.

We are making the Offer directly to Warner Bros. stockholders to enable them to take action to receive the superior value of the Offer.

THIS OFFER IS NOT SUBJECT TO ANY FINANCING CONDITION. The Lawrence J. Ellison Revocable Trust u/a/d 1/22/88, as amended (the “Ellison Trust”) and a fund affiliated with RedBird Capital Management (“RedBird”) will provide the necessary equity financing for the payment of the Offer Price for all Shares in the Offer. Such equity financing will be provided pursuant to equity financing commitments substantially consistent with those included in our Prior Proposal (with such changes as are necessary to reflect the Offer and a second-step merger rather than the single-step merger in such Prior Proposal). The Ellison Trust has financial resources well in excess of what would be required to meet its commitments to be entered into in connection with the Offer and the second-step merger, including, among many other assets and financial resources available to it, record and beneficial ownership of approximately 1.16 billion shares of Oracle Corporation (NYSE: ORCL) (“Oracle”) stock with a market value of approximately $252 billion as of the date of this Offer to Purchase. As has been previously disclosed in public filings, the Ellison Trust provided an equity commitment to Skydance in the Paramount-Skydance combination (which information is publicly available with the SEC and FCC), publicly files information about its sales of Oracle stock with the SEC on Form 144, and has publicly participated in other major transactions such as the take private of Twitter, among others. Based upon the combination of Paramount’s financial resources, the subscription agreements to be entered into by the Ellison Trust and RedBird in connection with the Offer, and future financing transactions (or amounts available under a senior secured bridge facility of up to $54 billion), we will have sufficient funds to pay the Offer Price for all Shares in the Offer. Mr. Larry Ellison is providing a personal guarantee of the Ellison Trust’s $44.6 billion funding obligations.

Have you discussed the Offer with the Warner Bros. Board?

No. Prior to the commencement of the Offer, Paramount had submitted six acquisition proposals to the Warner Bros. Board over the preceding twelve weeks, each of which was rejected. Paramount believes that the Offer is clearly superior to the Proposed Netflix Transaction. We brought the December 8 Offer directly to the Warner Bros. stockholders and the Warner Bros. Board to ensure that they had the full terms of our Prior Proposal and the December 8 Offer. On December 17, 2025, Warner Bros. filed a solicitation/recommendation statement on Schedule 14D-9 containing the recommendation of the Warner Bros. Board that Warner Bros. stockholders not tender their shares to Paramount in the December 8 Offer. In response to the December 22 Offer, on January 7, 2026, Warner Bros. filed an amendment to its solicitation/recommendation statement on Schedule 14D-9 containing the recommendation of the Warner Bros. Board that Warner Bros. stockholders not tender their shares to Paramount in the December 22 Offer. On February 10, 2026, we sent the Warner Bros. Board the February 10 Proposal.

For more information, please see the section of this Offer to Purchase entitled “The Offer - Section 11 - Background of the Offer; Other Transactions with Warner Bros.”

What does the Warner Bros. Board think of the Offer?

On December 17, 2025, Warner Bros. filed a solicitation/recommendation statement on Schedule 14D-9 containing the recommendation of the Warner Bros. Board that Warner Bros. stockholders not tender their shares to Paramount in the December 8 Offer. On January 7, 2026, in response to the December 22 Offer, Warner Bros. filed a solicitation/recommendation statement on Schedule 14D-9 containing the recommendation of the Warner Bros. Board that Warner Bros. stockholders not tender their shares to Paramount in the December 22 Offer.

See “The Offer - Section 11 - Background of the Offer; Other Transactions with Warner Bros.”

Do I have to vote to approve the Offer or the second-step merger?

The February 10 Paramount/Warner Bros. Merger Agreement contains a condition to closing that the February 10 Paramount/Warner Bros. Merger Agreement is adopted by the affirmative vote of the holders of a majority of the Shares entitled to vote on such matter at a meeting of Warner Bros. stockholders duly called and held for such purpose (“the Warner Bros. Merger Agreement Adoption Meeting”) or that sufficient shares are tendered such that the Potential Merger can be effected pursuant to Section 251(h) of the DGCL, and it is a condition to the consummation of the Offer that the certain conditions to the February 10 Paramount/Warner Bros. Merger Agreement, including such condition, are satisfied or waived. In the event that Paramount and the Purchaser accept Shares for purchase in the Offer, Paramount intends to acquire all Shares not tendered in the Offer pursuant to the second-step merger.

Will there be a subsequent offering period?

No. We expect the Potential Merger to occur substantially concurrently with the consummation of the Offer.

Are dissenters’ rights available in either the Offer or the second-step merger?

No dissenters’ or appraisal rights are available in connection with the Offer. However, if the second-step merger is consummated, the holders of record and beneficial owners of the Shares immediately prior to the completion of the second-step merger (other than Warner Bros., with respect to Shares held in treasury, or Paramount or any of its wholly owned subsidiaries) who (i) did not tender their Shares in the Offer and continue to hold or own their Shares through the effective date of the second-step merger, (ii) did not vote for the proposal to adopt the February 10 Paramount/Warner Bros. Merger Agreement at the Warner Bros. Merger Agreement Adoption Meeting, (iii) demand an appraisal of such shares and otherwise follow the procedures set forth in Section 262 of the DGCL prior to the taking of the vote on the proposal to adopt the February 10 Paramount/Warner Bros. Merger Agreement and approve the Potential Merger at the Warner Bros. Merger Agreement Adoption Meeting and (iv) do not thereafter validly withdraw their demand for appraisal of such Shares or otherwise waive, lose or forfeit their appraisal rights, in each case, in accordance with the DGCL, will be entitled to seek appraisal of their Shares by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares as determined by the Delaware Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the second-step merger, together with interest (if any), to be paid upon the amount determined to be the “fair value.” The “fair value” could be higher or lower than, or the same as, the consideration payable in the second-step merger (which is the same as the consideration payable in the Offer).

The preservation and exercise of appraisal rights require strict and timely adherence to Section 262 of the DGCL. In connection with the Warner Bros. Merger Agreement Adoption Meeting, the notice of and procedures for exercising appraisal rights will be set forth in the proxy statement for the Warner Bros. Merger Agreement Adoption Meeting. Such notice will be given at least 20 days before the meeting and will notify stockholders as of the record date for notice of the meeting of the availability of appraisal rights. The notice of appraisal rights must include either a copy of Section 262 of the DGCL or information directing such stockholder to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. See “The Offer-Section 15-Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”

How do the terms of the February 10 Paramount/Warner Bros. Merger Agreement compare to the terms contained in the Netflix Merger Agreement?

We believe that our proposal to acquire Warner Bros. is clearly superior and offers greater value and certainty to Warner Bros. stockholders. A tabular comparison of key terms of the February 10 Paramount/Warner Bros. Merger Agreement and the Netflix Merger Agreement is provided below, which comparison is qualified in its entirety by reference to the full text of the corresponding agreements:

Term	Netflix Merger Agreement	February 10 Paramount/Warner Bros. Merger Agreement
Structure	• Acquisition of the Streaming & Studios businesses following an internal reorganization and a spin-off of the Global Linear Networks businesses and other assets into SpinCo	• Acquisition of all of Warner Bros.
Consideration

•      $27.75 per Warner Bros. share in cash

•      Consideration payable to Warner Bros. stockholders is subject to reduction based on the net debt of Global Linear Networks (which reduction in consideration is left to Warner Bros., in its sole discretion)

o      Net debt to be $17.0 billion as of June 30, 2026, decreasing over time to $16.1 billion as of December 31, 2026

•      $30.00 per Warner Bros. share in cash, plus an amount in cash equal to $0.00277778 multiplied by the number of calendar days elapsed after December 31, 2026 (which, for the avoidance of doubt, shall not exceed $0.25 per 90 calendar day period)

•      No reduction to consideration

•      Prepayment of Netflix Merger Agreement termination fee

Financing	• $67.2 billion of debt financing provided by Wells Fargo, BNP and HSBC

•      $44.6 billion of equity capital provided by the Ellison Trust and RedBird

o      Mr. Larry Ellison is providing a personal guarantee of the Ellison Trust’s $44.6 billion equity commitment

•       $54 billion of debt financing provided by BofA, Citi and Apollo

Regulatory Efforts Commitment

•      No requirement to agree to any remedy that:

o     would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business or financial condition of Streaming & Studios; or

o     involves, applies to, restricts, or affects the operation, contracts, business or assets of Netflix

•      Commitment to litigate

•      No requirement to agree to any remedy that, individually or in the aggregate with all other remedies, would reasonably be expected to have a material adverse effect on Paramount and its subsidiaries, including Warner Bros. and its subsidiaries

•      Commitment to litigate

Regulatory Reverse Termination Fee	• $5.8 billion, payable by Netflix upon, among other things, termination for failure to obtain required regulatory approvals	• Same
Outside Date	• 21 months (15 months plus two 3-month extensions if required regulatory approvals have not been obtained)	• December 31, 2026 plus two 3-month extensions if required regulatory approvals have not been obtained
Warner Bros. Termination Fee	• $2.8 billion (~3.89% of equity value), payable by Warner Bros. upon, among other things, termination for Superior Proposal	• 3.75% of equity value (~$2.9 billion), payable by Warner Bros. upon, among other things, termination for Superior Proposal

What is the market value of my Shares as of a recent date?

On September 10, 2025, the last trading day prior to market speculation regarding a potential business combination between Paramount and Warner Bros., the closing price of a Share was $12.54. On December 5, 2025, the last trading day prior to the date of this Offer to Purchase, the volume-weighted average trading price of the Shares was $25.44. This represented an 8.3% discount to the maximum $27.75 per share cash consideration payable under the Netflix Merger Agreement, a 19.8% premium to the minimum $21.23 per share cash consideration payable under the Netflix Merger Agreement and a 15.2% discount to our $30.00 per Share Offer (before giving effect to any Ticking Consideration). Warner Bros. stockholders are encouraged to obtain a recent quotation for the Shares before deciding whether or not to tender your Shares.

9.	The below questions are hereby inserted into the section of the Offer to Purchase entitled “Summary Term Sheet”:

How does the Offer relate to Paramount’s proxy solicitation with respect to the special meeting of Warner Bros. stockholders for proposals related to the Proposed Netflix Transaction?

Despite repeated attempts to engage with Warner Bros. with respect to our prior proposals and our making the Offer, the Warner Bros. Board has failed to meaningfully engage with us in good faith with respect to a negotiated transaction or the Offer. Instead, Warner Bros. has chosen the clearly inferior Proposed Netflix Transaction. Given Warner Bros. intransigence, and the fact that approval by Warner Bros. stockholders of the Proposed Netflix Transaction would foreclose the value of our superior Offer, we are soliciting proxies against the Proposed Netflix Transaction to send the Warner Bros. Board a clear message that the Offer is a superior proposal.

If I tendered my shares before the Offer Price included any applicable Ticking Consideration, do I have to do anything now?

No. Stockholders do not need to take any actions regarding any Shares previously tendered and not properly withdrawn pursuant to the Offer. Such Shares constitute valid tenders for purposes of the Offer. If the Offer is completed, these Shares will be accepted for payment by Purchaser pursuant to the terms of the Offer and such stockholders will receive the same Offer price – which may include Ticking Consideration - as all other tendering stockholders. Please see the section of this Offer to Purchase entitled “The Offer - Section 3 - Procedure for Tendering Shares.”

10.	The eighth paragraph in the Introduction to the Offer to Purchase is hereby amended and restated in its entirety as follows:

We are seeking to enter into a definitive agreement for the acquisition of Warner Bros. by Paramount, and are prepared to engage with Warner Bros. immediately. On December 4, 2025, we made a proposal to acquire Warner Bros. for $30.00 per Share pursuant to a merger agreement and related equity and debt financing commitments, which are attached to this Offer to Purchase as part of Annex A (our “Prior Proposal”). On December 22, we amended this Offer to include a new, improved proposal to Warner Bros. stockholders (the Offer, on the terms and conditions contained in this Offer to Purchase as amended by Amendment No. 7 to the Schedule TO to which this Offer to Purchase forms a part, the “December 22 Offer”), which amendment included in Annex B a proposed merger agreement to be entered into between Paramount and Warner Bros., related equity and debt financing commitments, and evidence of the ownership of approximately 1.16 billion shares of the common stock of Oracle by the Ellison Trust. On February 10, 2026, we sent the board of directors of Warner Bros. (the “Warner Bros. Board”) an updated proposal (the “February 10 Proposal”) containing the following terms: (i) a total aggregate consideration of $30.00 per Share in cash, which may be increased by an amount in cash equal to the Ticking Consideration, (ii) prepayment of the $2.8 billion termination fee payable by Warner Bros. to Netflix upon termination of the Netflix Merger Agreement, (iii) a backstop by Paramount of a debt exchange that relieves Warner Bros. of its contractual obligations to effect a refinancing of certain of its indebtedness and a provision providing that Paramount will reimburse Warner Bros. for the $1.5 billion fee payable in connection with a failure to execute such refinancing in the unlikely event that the exchange is not successful and the Potential Merger does not close, (iv) flexible debt refinancing interim operating covenants and solutions and (v) a commitment by Paramount to match any comparable interim operating covenants in the Netflix Merger Agreement. The February 10 Proposal further included a proposed merger agreement to be entered into between Paramount and Warner Bros. reflecting the terms of the February 10 Proposal (the “February 10 Paramount/Warner Bros. Merger Agreement”). We further amended this Offer on February 10, 2026 to reflect the terms contained in our February 10 Proposal by including the applicable Ticking Consideration and including, as Annex C hereto, the February 10 Paramount/Warner Bros. Merger Agreement and related equity and debt financing commitments (the Offer, on the terms and conditions contained in this Offer to Purchase as amended by Amendment No. 19 to the Schedule TO to which this Offer to Purchase forms a part, the “February 10 Offer”). “Ticking Consideration” means an amount in cash equal to $0.00277778 multiplied by the number of calendar days elapsed after December 31, 2026 to (and including) the date of acceptance for the Shares (which, for the avoidance of doubt, shall not exceed $0.25 per 90 calendar day period).

Warner Bros. has continually chosen a financially inferior and more uncertain and complex transaction as contemplated by the Netflix Merger Agreement (the “Proposed Netflix Transaction”) instead of our clearly superior Prior Proposal and Offer, all while refusing to meaningfully engage with us. We believe our Prior Proposal, the December 8 Offer and the December 22 Offer were and continue to be, and the February 10 Proposal is, clearly superior to the Proposed Netflix Transaction. Nonetheless, we are making the Offer directly to Warner Bros. stockholders to enable them to take action to receive the superior value of the Offer.

11.	The section of the Offer to Purchase entitled “Terms of the Offer” is hereby amended by inserting the following after the second paragraph:

Upon entry into the February 10 Paramount/Warner Bros. Merger Agreement, neither Paramount nor Purchaser may, without the prior written consent of Warner Bros., (i) amend or extend the Offer in any manner adverse to Warner Bros. or its stockholders or (ii) terminate or withdraw the Offer prior to the then scheduled expiration of the Offer unless the February 10 Paramount/Warner Bros. Merger Agreement is validly terminated in accordance with Section 8.1 thereof, in which case Purchaser shall (and Paramount shall cause Purchaser to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one (1) business day) after such termination.

12.	The third paragraph of the Offer to Purchase entitled “Terms of the Offer” is hereby amended and restated in its entirety as follows:

Subject to any applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the terms of the February 10 Paramount/Warner Bros. Merger Agreement, once effective, we expressly reserve the right, but not the obligation, in our sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares.

13.	The first paragraph of the Offer to Purchase entitled “Acceptance for Payment and Payment for Shares” is hereby amended and restated in its entirety as follows:

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not validly withdrawn, promptly after the Expiration Date. We expressly reserve the right, in our sole discretion, but subject to applicable laws and, once effective, the terms of the February 10 Paramount/Warner Bros. Merger Agreement, to delay acceptance of Shares for payment and thereby delay payment for Shares in order to comply with applicable laws or if any of the conditions referred to in “The Offer - Section 14 - Conditions of the Offer” have not been satisfied or if any event specified in such Section has occurred. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, and, once effective, the terms of the February 10 Paramount/Warner Bros. Merger Agreement, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or delay payment for Shares until satisfaction of all conditions to the Offer. For a description of our right not to accept for payment or pay for Shares or to delay acceptance of, or payment for, Shares, see “The Offer - Section 14 - Conditions of the Offer.”

14.	The following sentences are hereby added to the end of the second paragraph of the section of the Offer to Purchase entitled “Purpose of the Offer and the Potential Merger; Plans for Warner Bros.; Statutory Requirements; Approval of the Potential Merger”:

On January 7, 2026, Warner Bros. filed an amendment to their solicitation/recommendation statement on Schedule 14D-9 containing the recommendation of the Warner Bros. Board that Warner Bros. stockholders not tender their shares to Paramount in the December 22 Offer. On February 10, 2026, we sent the Warner Bros. Board the February 10 Proposal containing the following terms: (i) a total aggregate consideration of $30.00 per Share in cash, which may be increased by an amount in cash equal to the Ticking Consideration, (ii) prepayment of the $2.8 billion termination fee payable by Warner Bros. to Netflix upon termination of the Netflix Merger Agreement, (iii) a backstop by Paramount of a debt exchange that relieves Warner Bros. of its contractual obligations to effect a refinancing of certain of its indebtedness and a provision providing that Paramount will reimburse Warner Bros. for the $1.5 billion fee payable in connection with a failure to execute such refinancing in the unlikely event that the exchange is not successful and the Potential Merger does not close, (iv) flexible debt refinancing interim operating covenants and solutions and (v) a commitment by Paramount to match any comparable interim operating covenants in the Netflix Merger Agreement. The February 10 Proposal further included the February 10 Paramount/Warner Bros. Merger Agreement. We further amended this Offer on February 10, 2026 to reflect the terms contained in our February 10 Proposal by including the applicable Ticking Consideration and including, as Annex C hereto, the February 10 Paramount/Warner Bros. Merger Agreement and related equity and debt financing commitments.

15.	The first paragraph under the heading “Statutory Requirements; Approval of the Potential Merger” is hereby amended and restated in its entirety as follows:

Both the Warner Bros. Board and Warner Bros. stockholders will be required to adopt the February 10 Paramount/Warner Bros. Merger Agreement, which provides for the second-step merger, unless sufficient Shares are tendered in the Offer such that the Potential Merger can be effected pursuant to Section 251(h) of the DGCL.

16.	The third paragraph of the section of the Offer to Purchase entitled “Price Range of Shares; Dividends.” is hereby amended and restated in its entirety as follows:

On September 10, 2025, the last trading day prior to market speculation regarding a potential business combination between Paramount and Warner Bros., the closing price of a Share was $12.54. On December 5, 2025, the last trading day prior to the date of this Offer to Purchase, the volume-weighted average trading price of the Shares was $25.44. This represented a 8.3% discount to the maximum $27.75 per share cash consideration payable under the Netflix Merger Agreement, a 19.8% premium to the minimum $21.23 per share cash consideration payable under the Netflix Merger Agreement and a 15.2% discount to our $30.00 per Share Offer (before giving effect to any Ticking Consideration). Warner Bros. stockholders are encouraged to obtain a recent quotation for the Shares before deciding whether or not to tender your Shares.

17.	The first paragraph of the section of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations” is hereby amended and restated as follows:

Under the February 10 Paramount/Warner Bros. Merger Agreement, Warner Bros. will be obligated to seek stockholder adoption, by the affirmative vote of the holders of a majority of the Shares entitled to vote on such matter at a meeting of Warner Bros. stockholders duly called and held for such purpose. Once the conditions to the Offer are satisfied, Paramount intends to accept for purchase all Shares then tendered in the Offer and not validly withdrawn. Immediately following the consummation of the Potential Merger, all of the outstanding Shares will be held by Paramount.

18.	The paragraphs following the headings “Subscription Agreements” and “Ellison Guarantee” in the section of the Offer to Purchase entitled “Source and Amount of Funds” are hereby amended and restated in its entirety as follows:

Subscription Agreements

Prior to or concurrently with the execution of the February 10 Paramount/Warner Bros. Merger Agreement, Paramount and each of the Ellison Trust and RedBird Capital Partners Fund IV (Master), L.P. (the “RedBird Investor” and together with the Ellison Trust (in this capacity), the “PIPE Equity Investors”) will enter into a subscription agreement (the “Subscription Agreements”) providing for a private placement investment in an aggregate amount of up to $44.9 billion in exchange for shares of Class B Common Stock, par value $0.001 per share (the “Paramount Class B Common Stock”), of Paramount with the price per share to be determined by a special committee of the board of directors of Paramount (the “PIPE Transaction”). The closing of the PIPE Transaction is conditioned solely upon (i) the prior or substantially concurrent consummation of the Offer and (ii) the absence of a governmental law or order prohibiting consummation of the PIPE Transaction. The PIPE Transaction will occur substantially concurrently with the consummation of the Offer.

Additionally, under its Subscription Agreement, the Ellison Trust has committed to additional private placement investments in exchange for shares of Paramount Class B Common Stock at the price per share to be determined by a special committee of the board of directors of Paramount of (x) $5,800,000,000 and (y) an amount of cash equal to the Exchange Offer Fee (as defined in the February 10 Paramount/Warner Bros. Merger Agreement) that Paramount would have to pay to Warner Bros., in each case of the foregoing clauses (x) and (y), if and when such fee becomes due and payable.

The Ellison Trust has financial resources well in excess of what would be required to meet its financial obligations under the Subscription Agreement, including, among many other assets and financial resources available to it, record and beneficial ownership of approximately 1.16 billion shares of Oracle stock with a market value of approximately $252 billion as of the date of this Offer to Purchase. As has been previously disclosed in public filings, the Ellison Trust provided an equity commitment in the Paramount-Skydance combination (which information is publicly available on filings with the SEC and FCC), publicly files information about its sale of Oracle stock with the SEC on Form 144, and has publicly participated in other major transactions such as the take private of Twitter among others.

Ellison Guarantee

Concurrently with the execution of the Ellison Trust’s Subscription Agreement, the Ellison Trust and Mr. Larry Ellison (collectively, the “Guarantors”) will execute and deliver a guarantee (the “Ellison Guarantee”) in favor of Warner Bros. The Guarantors absolutely, irrevocably and unconditionally guarantee, on the terms and conditions set forth in the Ellison Guarantee, the due and punctual payment, performance and discharge, if and when due, of (1) the $2.8 billion termination fee payable under the Netflix Merger Agreement, (2) the funding of $40.51 billion of the Merger Consideration (as defined in the February 10 Paramount/Warner Bros. Merger Agreement) plus the funding any Ticking Consideration that becomes due and payable in accordance with the terms of the February 10 Paramount/Warner Bros. Merger Agreement, (3) any monetary damages payable by Paramount under the February 10 Paramount/Warner Bros. Merger Agreement, (4) the Regulatory Termination Fee and (4) the Exchange Offer Fee.

19.	The section of the Offer to Purchase entitled “Background of the Offer; Other Transactions with Warner Bros.” is hereby amended and supplemented by adding the following paragraphs at the end of the section:

On February 2 and February 9, Warner Bros. filed amendments to the Warner Bros. Preliminary Proxy Statement.

On February 10, 2026, Paramount sent the Warner Bros. Board an updated proposal (our “February 10 Proposal”) to acquire all of the outstanding Shares, which contained the following letter and a copy of the February 10 Paramount/Warner Bros. Merger Agreement:

February 10, 2026

Board of Directors

Warner Bros. Discovery, Inc.

230 Park Avenue South

New York, NY 10003

Dear Directors:

Paramount Skydance Corporation (“Paramount”, “we”, “our” or “us”) is pleased to revise the terms of our pending offer (the “Revised Offer”) to acquire all outstanding shares of Series A common stock of Warner Bros. Discovery, Inc. (“WBD” or “you”) for $30.00 per share in cash as follows:

•	To underscore our confidence in our ability to secure antitrust clearance and the progress we have made to date, we have added a $0.25 per share “ticking fee” in incremental cash to WBD shareholders for every quarter that our transaction has not closed, beginning to accrue on January 1, 2027. This is equivalent to approximately $650 million each quarter.

-	On February 9, 2026, Paramount certified that it has substantially complied with the U.S. Department of Justice’s “second request” for information related to its tender offer to acquire WBD shares.

-	Paramount continues to engage constructively with antitrust enforcers and other regulators around the world to expeditiously secure the regulatory clearances and approvals needed for its tender offer.

-	Separately, Paramount already has secured clearance for its tender offer from the foreign investment authorities in Germany on January 27, 2026.

•	In response to the concerns you raised publicly regarding our December 22 offer, we are introducing solutions which completely eliminate the $1.79 per share of value leakage WBD cited should Paramount’s transaction not close:

-	We will fully and promptly fund the $2.8 billion break fee to Netflix.

-	We will fully reimburse the potential $1.5 billion cost for your debt refinancing, if incurred.

-	We have identified straightforward solutions that provide certainty regarding the refinancing of WBD’s bridge loan.

-	Finally, if you have any latent concern that financial under-performance due to renewal of affiliate contracts at Discovery Global could cause us to declare a Material Adverse Effect under the proposed Paramount/WBD merger agreement and terminate the Paramount transaction, we would be prepared to discuss contractual solutions to address this.

•	Our Revised Offer is fully financed by $43.6 billion of equity commitments from the Ellison Family and RedBird Capital Partners and $54.0 billion of debt commitments from Bank of America, Citigroup and Apollo.[1]

-	These equity commitments also cover the cash enhancements to certainty listed above, including reserves for the ticking fee, the $2.8 billion break fee to Netflix, the $1.5 billion debt refinancing cost (if incurred) and any incremental breakage costs. As with our December 22 offer, Larry Ellison has provided an irrevocable personal guarantee, now of $43.3 billion, on the equity financing for our Revised Offer, the cash enhancements to certainty and any damages claims against Paramount.

While we have tried to be as constructive as possible in formulating these solutions, several of these items would benefit from collaborative discussion to finalize. If granted a short window of engagement, we will work with you to refine these solutions to ensure they address any and all of your concerns.

Our goal is to offer superior value and certainty to WBD shareholders -- our Revised Offer accomplishes both of these objectives.

Terms of Revised Proposal

•	Offer Value: Each outstanding share of WBD Series A common stock will be exchanged for $30.00 per share in cash.

-	This reflects a total equity value of $78 billion and enterprise value of $108 billion, including the assumption of net debt and noncontrolling interest.

•	Ticking Fee: Paramount will offer WBD shareholders an incremental “ticking fee” to demonstrate its confidence in obtaining regulatory approval.

-	As described below, Paramount has made substantial progress towards securing unconditional clearances from key antitrust agencies around the world.

-	To underscore our confidence in the speed and certainty of our regulatory pathway, we will offer WBD incremental cash consideration of $0.25 per share each quarter between January 1, 2027, and the consummation of the Paramount transaction. This is equivalent to approximately $650 million each quarter.

-	For the avoidance of doubt, if payable, this ticking fee will increase the cash consideration to WBD shareholders above our proposed $30.00 per share.

•	Break Fee: Paramount will fund WBD’s $2.8 billion break fee as a separate payment incremental to our cash offer price.

-	Paramount will fund the payment of the $2.8 billion break fee due to Netflix concurrently with the termination of the Netflix agreement.

-	This is laid out in our revised merger agreement that is filed with our Revised Offer.

-	There will be no value leakage for WBD shareholders, and such payment will not reduce our separate $5.8 billion reverse termination fee.

1 Committed equity funding includes (i) $40.8 billion to fund $30.00 per share equity purchase price, (ii) $2.8 billion to fund break fee to Netflix and (iii) additional cash reserves.

•	Debt Financing Cost: Paramount will eliminate WBD’s potential $1.5 billion financing cost associated with its debt exchange offer.

-	WBD has expressed concerns that the terms of Paramount's December 22 offer would unduly restrict WBD’s ability to execute a debt exchange offer WBD must complete prior to December 30, 2026 to avoid paying bondholders a $1.5 billion fee.

-	We have a simple solution to this concern that is both (i) risk-free and costless to WBD and (ii) beneficial to creditors:

o	Paramount will agree to fully backstop an exchange offer that relieves WBD of its contractual bondholder obligations. This backstopped exchange results in no risk and no value leakage to WBD shareholders while delivering substantial value to WBD bondholders.

o	This exchange will facilitate the proposed Paramount transaction while leaving bondholders and WBD no worse off in the unlikely event that the Paramount transaction fails to close.

o	We are extremely confident that this will be successful, and therefore we will agree to fully reimburse WBD’s shareholders for the $1.5 billion fee, without reduction to our separate $5.8 billion reverse termination fee, in the unlikely event that (i) the exchange is not successful, and (ii) the Paramount transaction does not close.

o	We believe bondholders will strongly prefer our proposal, which is supported by $43+ billion of new cash equity in a scaled and broadly diversified media enterprise, to bondholders’ current expected position of a second lien on the sub-scale, declining Discovery Global standalone business with uncertain equity value.

•	Discovery Global Performance Uncertainty: We are prepared to address any concerns WBD has regarding the impact of Discovery Global’s performance on closing certainty.

-	To the extent that WBD is concerned that financial under-performance at WBD’s Global Networks business could cause Paramount to declare a Material Adverse Effect under the proposed Paramount/WBD merger agreement and terminate the Paramount transaction, Paramount is prepared to discuss contractual solutions to address this concern.

•	Bridge Loan Refinancing: Paramount will provide flexibility for WBD to refinance its existing $15 billion bridge loan.

-	WBD has expressed concern that, should a transaction with Paramount fail to close, WBD will face uncertain future costs and terms to refinance the $15 billion short-term bridge loan it put in place last summer. We have multiple solutions to address this concern:

o	WBD’s current bridge lenders, led by J.P. Morgan, could simply extend the maturity of this facility.

o	To the extent WBD’s current lenders are not prepared to do this, Paramount’s debt financing sources -- Bank of America, Citigroup and Apollo -- are fully prepared to tailor a solution to refinance this bridge loan and extend the maturity to facilitate this transaction.

o	Our lenders have already provided much larger commitments under Paramount’s $54 billion financing package that will refinance WBD’s bridge loan at the close of the Paramount transaction.

o	For the avoidance of doubt, any refinancing costs in this scenario would be covered by Paramount – and there would be no value leakage for WBD shareholders.

-	Alternatively, we will permit WBD to structure the permanent financing in any way it chooses so long as the debt is redeemable at a commercially reasonable cost upon the close of the Paramount transaction. This is standard in strategic financings of this type.

-	Ultimately, we are willing to engage in a collaborative discussion around the amount of “breakage costs” (e.g., call protection) we would be willing to bear on any new debt put in place by WBD.

•	Interim Operating Covenants: Paramount will provide WBD flexibility between signing and closing, including by matching any comparable Netflix interim operating covenants.

-	Paramount commits to match any comparable interim operating covenants to which Netflix and WBD agreed.

-	We do recognize that certain terms may not be comparable given the difference in structure between our two deals. Paramount will be constructive and flexible to provide WBD significant latitude to run its business between signing and closing.

•	Committed Debt Financing: Paramount’s debt financing sources have reaffirmed their commitments and pose no closing risk.

-	WBD raised the certainty of our debt financing as a significant issue in its public response to our December 22 offer. Our previous binding merger agreement contained no financing condition and obligated us to close regardless of the availability of financing.

-	Bank of America, Citigroup and Apollo have confirmed that the commitment letter previously delivered by them to provide $54.0 billion of debt financing to fund Paramount’s proposed acquisition of WBD, regardless of future market conditions, remains in full force and effect.

-	These are global sophisticated financial institutions, with decades of experience financing companies and borrowers in some of history’s largest, most complicated transactions.

-	We would also note that, including run-rate cost synergies, we estimate our net leverage at close will be 4.4x, with a clear path to rapidly de-levering in the near- to medium-term.

Sources of Capital	$bn
Cash Funding from the Ellison Family and RedBird Capital Partners	$43.6
New Transaction Debt	38.6
WBD Bridge Loan Refinancing	15.4
Cash from Combined Balance Sheet	3.5
Total	$101.0

Uses of Capital	$bn
WBD Equity Purchase Price	$77.8
WBD Bridge Loan Refinancing	15.4
Funding of WBD Break Fee to Netflix	2.8
Minimum Balance Sheet Cash at Close	5.0
Total	$101.0

•	Regulatory Approvals: Since the announcement of our tender offer, we have engaged in proactive and constructive communications with key antitrust regulatory agencies around the world to secure needed clearances as soon as possible.

-	We have already made substantial progress in our efforts in securing those clearances, including having held meetings with and providing customary information to (i) the Antitrust Division of the U.S. Department of Justice, (ii) the European Commission, and (iii) the Competition and Markets Authority in the United Kingdom, among other bodies.

-	On February 9, 2026, Paramount certified to the U.S. Department of Justice that it has substantially complied with the DOJ’s “second request” for information related to its tender offer to acquire WBD shares.

-	Paramount has secured clearance for its tender offer from the foreign investment authorities in Germany on January 27, 2026.

-	We remain confident we can navigate the necessary clearances quickly and efficiently given the Paramount transaction does not raise any competition concerns.

-	The same cannot be said of Netflix, which is dominant in streaming video on demand in the US, EU and dozens of other jurisdictions, and the Netflix transaction will face a long and uncertain regulatory approval process, with a very low likelihood of clearance in any substantial jurisdiction.

Our Superior Proposal

We have always believed our previous offer was superior to the Netflix transaction. With these above described enhancements to value and certainty, our Revised Offer is undoubtedly superior to the Netflix transaction:

•	Our $30.00 all cash Revised Offer (before any ticking consideration) represents more cash to WBD shareholders than the headline $27.75 per share offered under the Netflix transaction, which is subject to an uncertain reduction based upon the net debt allocated to the rapidly declining Discovery Global.

•	We believe the spin-off of Discovery Global has negligible equity value, given the ~$17 billion of debt that WBD plans to allocate to the business. This is an unsustainable amount to support for a cable networks business anticipating a 22% EBITDA decline from 2026 to 2027 and continued double digit declines thereafter.

•	As a result, we expect some portion of this debt to be reallocated to the Studio & Streaming business, which in the Netflix transaction would trigger a “debt adjustment mechanism” whereby cash consideration to WBD shareholders will be reduced on a 1:1 basis.

•	Based on where the most relevant comparable company, Versant, currently trades, at ~3.5x forward EBITDA while capitalized at 1.25x net leverage, it is likely that approximately ~$12 billion of proposed Discovery Global debt will have to be transferred to the Studio & Streaming business to reduce leverage at Discovery Global from the proposed 4.2x level to a more realistic 1.25x level as borne out by the Versant comparable.[2]

•	This debt reallocation would result in a ~$12 billion dollar-for-dollar reduction in cash proceeds to WBD shareholders, reducing the headline $27.75 per share Netflix transaction price by $4.55 per share, thereby reducing the total cash to WBD shareholders by 16% to $23.20 per share[3].

•	As WBD’s own merger proxy acknowledges, the Netflix transaction leaves WBD shareholders with significant uncertainty regarding how much cash they will receive and how much exposure they will have to the declining Discovery Global business.

•	Additionally, considering the Paramount transaction’s higher certainty and shorter path to close – relative to a Netflix transaction that faces substantial regulatory scrutiny and a long, drawn-out timeline – our $30.00 all-cash Revised Offer reflects an even greater premium to $27.75 on a present value basis. The present value of the $27.75 headline Netflix transaction price is reduced to ~$26.45 if the Netflix transaction takes just six months longer to close – a ~$1.30 per share reduction to WBD shareholders.[4]

•	In other words, after accounting for the time value of money, our $30.00 all-cash Revised Offer should be compared to ~$26.45 in cash consideration from Netflix, not $27.75, even if you disregard the net debt adjustment outlined above. And unlike the Netflix transaction, which exposes WBD shareholders to this value destruction over the course of its long and uncertain approval timeline, our Revised Offer compensates WBD shareholders for any unanticipated delay in closing through an incremental ticking fee.

2 Based on $17.0 billion of net debt and $4.1 billion of NTM EBITDA as of June 30, 2026, per WBD’s disclosed financial projections for Discovery Global (Adjusted EBITDA Post-SBC of $4.6 billion for 2026 and $3.6 billion for 2027).

3 Calculated using a total of 2,612,605,808 shares of WBD Common Stock, per WBD disclosure.

4 Reflects an illustrative 10% discount rate applied to $27.75 in consideration over a 6-month period.

We note that, to engage with Paramount under the terms of the Netflix agreement, you must simply conclude that this Revised Proposal could reasonably lead to a superior outcome for your shareholders. We are highly confident our Revised Proposal surpasses this standard as a superior package to the Netflix agreement.

We appreciate this has been a long and involved process for all parties. We believe we have a path to bring this to a rapid conclusion that would be in the best interests of WBD and its shareholders. We hope you will decide to engage with us to enable that value-maximizing outcome.

Sincerely,

David Ellison

Chairman and Chief Executive Officer

Paramount Skydance Corporation

A tabular comparison of key terms of the February 10 Paramount/Warner Bros. Merger Agreement against the Proposed Netflix Transaction is provided below, which comparison is qualified in its entirety by reference to the full text of the corresponding agreements:

Term	Netflix Merger Agreement	February 10 Paramount/Warner Bros. Merger Agreement
Structure	• Acquisition of the Streaming & Studios businesses following an internal reorganization and a spin-off of the Global Linear Networks businesses and other assets into SpinCo	• Acquisition of all of Warner Bros.
Consideration	• $27.75 per Warner Bros. share in cash

•      Consideration payable to Warner Bros. stockholders is subject to reduction based on the net debt of Global Linear Networks (which reduction in consideration is left to Warner Bros., in its sole discretion)

o      Net debt to be $17.0 billion as of June 30, 2026, decreasing over time to $16.1 billion as of December 31, 2026

•      $30.00 per Warner Bros. share in cash, plus an amount in cash equal to $0.00277778 multiplied by the number of calendar days elapsed after December 31, 2026 (which, for the avoidance of doubt, shall not exceed $0.25 per 90 calendar day period)

•      No reduction to consideration

•      Prepayment of Netflix Merger Agreement termination fee

Financing	• $67.2 billion of debt financing provided by Wells Fargo, BNP and HSBC

•      $44.9 billion of equity capital provided by the Ellison Trust and RedBird

o     Mr. Larry Ellison is providing a personal guarantee of the Ellison Trust’s $44.6 billion equity commitment

•      $54 billion of debt financing provided by BofA, Citi and Apollo

Regulatory Efforts Commitment

•      No requirement to agree to any remedy that:

o      would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business or financial condition of Streaming & Studios; or

o      involves, applies to, restricts, or affects the operation, contracts, business or assets of Netflix

•      Commitment to litigate

•      No requirement to agree to any remedy that, individually or in the aggregate with all other remedies, would reasonably be expected to have a material adverse effect on Paramount and its subsidiaries, including Warner Bros. and its subsidiaries

•      Commitment to litigate

Regulatory Reverse Termination Fee	• $5.8 billion, payable by Netflix upon, among other things, termination for failure to obtain required regulatory approvals	• Same
Outside Date	• 21 months (15 months plus two 3-month extensions if required regulatory approvals have not been obtained)	• December 31, 2026 plus two 3-month extensions if required regulatory approvals have not been obtained
Warner Bros. Termination Fee	• $2.8 billion (~3.89% of equity value), payable by Warner Bros. upon, among other things, termination for Superior Proposal	• 3.75% of equity value (~$2.9 billion), payable by Warner Bros. upon, among other things, termination for Superior Proposal

On February 10, 2026, Paramount filed this Amendment No. 19 to the Schedule TO to which this Offer to Purchase forms a part to amend and extend the Offer.

20.	The first bullet of the third paragraph of the section of the Offer to Purchase entitled “Purpose of the Offer and the Potential Merger; Plans for Warner Bros.; Statutory Requirements; Approval of the Potential Merger” is hereby amended and restated in its entirety as follows:

Premium to Netflix Offer - The value of the Offer (before giving effect to any Ticking Consideration) represents an 8.1% premium over the maximum $27.75 cash consideration payable pursuant to the Netflix Merger Agreement and a 41.3% premium to the minimum $21.23 cash consideration payable pursuant to the Netflix Merger Agreement.

21.	The last two paragraphs of the section of the Offer to Purchase entitled “Conditions of the Offer” are hereby amended and restated as follows:

The foregoing conditions are for the sole benefit of Paramount and the Purchaser, subject to the terms of the February 10 Paramount/Warner Bros. Merger Agreement, once effective, and may be asserted by Paramount or the Purchaser regardless of the circumstances giving rise to any such condition or, other than the “Competition Laws Condition,” and “Injunction Condition”, may be waived by Paramount or the Purchaser in whole or in part at any time and from time to time prior to the expiration of the Offer in its discretion. To the extent Paramount or the Purchaser waives a condition set forth in this section with respect to one tender, Paramount and the Purchaser will waive that condition with respect to all other tenders. The failure by Paramount or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time until the expiration of the Offer. Any determination by Paramount or the Purchaser concerning any condition or event described in the Offer to Purchase shall be final and binding on all parties to the fullest extent permitted by law.

Subject to applicable law and, once effective, the terms of the February 10 Paramount/Warner Bros. Merger Agreement, we reserve the right to amend the Offer in any respect (including amending the Offer Price). In addition, in the event that we enter into a merger agreement with Warner Bros. and such merger agreement does not provide for a tender offer, we reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the right to receive the consideration negotiated by us and Warner Bros. and specified in such merger agreement.

22.	The paragraphs following the heading “Appraisal Rights” in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals; Appraisal Rights” are hereby amended and restated as follows:

Solely for purposes of this “Appraisal/Dissenters’ Rights” section, the word “stockholder” means a holder of record of Shares and “beneficial owner” means a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person.

No dissenters’ or appraisal rights are available in connection with the Offer. However, if the second-step merger is consummated, the holders of record and beneficial owners of Shares immediately prior to the completion of the second-step merger (other than Warner Bros., with respect to shares held in treasury, or Paramount or any of its wholly owned subsidiaries) who (i) did not tender their Shares in the Offer and continue to hold (or in the case of a beneficial owner, continue to beneficially own) their Shares through the effective date of the second-step merger, (ii) did not vote for the proposal to adopt the February 10 Paramount/Warner Bros. Merger Agreement, (iii) demand an appraisal of such shares and otherwise follow the procedures set forth in Section 262 of the DGCL prior to the taking of the vote on the proposal to adopt the February 10 Paramount/Warner Bros. Merger Agreement and approve the Potential Merger at the Warner Bros. Merger Agreement Adoption Meeting and (iv) do not thereafter validly withdraw their demand for appraisal of such Shares or otherwise waive, lose or forfeit their appraisal rights, in each case, in accordance with the DGCL, will be entitled to seek appraisal of their Shares by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares as determined by the Delaware Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the second-step merger, together with interest (if any), to be paid upon the amount determined to be the “fair value.” The “fair value” could be higher or lower than, or the same as, the consideration payable in the Offer or the consideration payable in the second-step merger (which is the same as the consideration payable in the Offer).

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer or consideration payable in the second-step merger and the market value of such Shares. Stockholders and beneficial owners of Shares should recognize that the value so determined could be higher or lower than, or the same as, the consideration payable in the second-step merger (which is the same as the consideration payable in the Offer). Moreover, the surviving corporation may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

The preservation and exercise of appraisal rights require strict and timely adherence to Section 262 of the DGCL. In connection with the Warner Bros. Potential Merger Special Meeting, the notice of and procedures for exercising appraisal rights will be set forth in the proxy statement soliciting approval of the proposal to adopt the February 10 Paramount/Warner Bros. Merger Agreement and approve the Potential Merger. Such notice will be given at least 20 days before the meeting and will notify stockholders as of the record date for notice of the meeting of the availability of appraisal rights. The notice of appraisal rights must include either a copy of Section 262 of the DGCL or information directing such stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. (Section 262 of the DGCL may be accessed without subscription or cost at the following public available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.)

The foregoing summary of the appraisal rights of Warner Bros. stockholders and beneficial owners under the DGCL if the second-step merger is consummated does not purport to be a complete statement of the procedures to be followed by Warner Bros. stockholders and beneficial owners desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL.

The information provided above is for informational purposes only with respect to your alternatives if the second-step merger is consummated. If you tender your Shares pursuant to the Offer (or otherwise transfer your shares before the effective date of the second-step merger) and do not continue to hold your shares of Shares through the effective date of the second-step merger or if you vote in favor of the Potential Merger at the Warner Bros. Potential Merger Special Meeting, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will be entitled to receive the consideration payable in the Offer or the consideration payable in the second-step merger (which is the same as the consideration payable in the Offer), as applicable.

23.	The section of the Offer to Purchase entitled “Legal Proceedings” is hereby amended and restated in its entirety as follows:

On January 12, 2026, Paramount filed in the Court of Chancery of the State of Delaware a complaint naming defendants Warner Bros., the Warner Bros. Board, and its Chair Emeritus John C. Malone. The complaint alleges that the defendants breached their fiduciary duties by failing to disclose material facts to WBD stockholders in connection with their recommendation against the December 8 Offer to acquire the outstanding shares of WBD.

On January 12, 2026, Paramount moved to expedite proceedings. The defendants opposed the motion for expedited proceedings on January 14, 2026, and Paramount filed a reply in support of this motion that same day. On January 15, 2026, the court heard oral argument on the motion to expedite proceedings. At the conclusion of oral argument, the court denied the Paramount’s motion to expedite proceedings on the grounds that Paramount lacked standing.

On February 2, 2026, the defendants filed a motion seeking dismissal of the suit on the basis of arguments to be set forth in briefs that will be filed at a future date in accordance with a schedule to be agreed upon by the parties or ordered by the court.

24.	All instances of the sentence “Mr. Larry Ellison is providing a personal guarantee of the Ellison Trust’s $40.4 billion funding obligation” are hereby amended and replaced in their entirety by “Mr. Larry Ellison is providing a personal guarantee of the Ellison Trust’s $44.6 billion funding obligation, including payment of the $2.8 billion termination fee payable under the Netflix Merger Agreement and any Ticking Consideration that becomes due and payable pursuant to the terms of the February 10 Paramount/Warner Bros. Merger Agreement.”.

25.	The Offer to Purchase is hereby amended by adding Exhibits (a)(5)(AC) to (a)(5)(AG) as Annex C thereto.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit.

(a)(5)(AB)	Press release of Paramount, dated February 10, 2026
(a)(5)(AC)	Form of Agreement and Plan of Merger
(a)(5)(AD)	Form of Subscription Agreement between Paramount, The Lawrence J. Ellison Revocable Trust, u/a/d 1/22/88, as amended, and Lawrence J. Ellison
(a)(5)(AE)	Form of Ellison Guarantee by and among The Lawrence J. Ellison Revocable Trust, u/a/d 1/22/88, as amended, Lawrence J. Ellison and Warner Bros.
(a)(5)(AF)	Form of Subscription Agreement between Paramount and RedBird Capital Partners Fund IV (Master), L.P.
(a)(5)(AG)	Amendment No. 2 to Commitment Letter, dated as of February 10, 2026, by and among Paramount, Bank of America, N.A., BofA Securities, Inc., Citigroup Global Markets Inc., Apollo Global Funding, LLC and Apollo Capital Management, L.P.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2026

PARAMOUNT SKYDANCE CORPORATION

By:	/s/ Stephanie Kyoko McKinnon
	Name:	Stephanie Kyoko McKinnon
	Title:	General Counsel

Prince sub inc.

By:	/s/ Stephanie Kyoko McKinnon
	Name:	Stephanie Kyoko McKinnon
	Title:	General Counsel

EXHIBIT INDEX

Index No.

(a)(5)(AB)	Press release of Paramount, dated February 10, 2026
(a)(5)(AC)	Form of Agreement and Plan of Merger
(a)(5)(AD)	Form of Subscription Agreement between Paramount, The Lawrence J. Ellison Revocable Trust, u/a/d 1/22/88, as amended, and Lawrence J. Ellison
(a)(5)(AE)	Form of Ellison Guarantee by and among The Lawrence J. Ellison Revocable Trust, u/a/d 1/22/88, as amended, Lawrence J. Ellison and Warner Bros.
(a)(5)(AF)	Form of Subscription Agreement between Paramount and RedBird Capital Partners Fund IV (Master), L.P.
(a)(5)(AG)	Amendment No. 2 to Commitment Letter, dated as of February 10, 2026, by and among Paramount, Bank of America, N.A., BofA Securities, Inc., Citigroup Global Markets Inc., Apollo Global Funding, LLC and Apollo Capital Management, L.P.